[Letterhead of Sutherland Asbill & Brennan LLP]

July 19, 2013

VIA EDGAR

Vincent J. Di Stefano, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Senior Capital Ltd.
Post-Effective Amendment No.2 to Registration Statement on Form N-2
Filed on April 29, 2013
File No. 333-179433

Dear Mr. Di Stefano:

On behalf of Solar Senior Capital Ltd. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on June 14, 2013 with respect to Post-Effective Amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-179433), filed with the Commission on April 29, 2013 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. The revisions to the Prospectus referenced in the Company’s responses are set forth in Post-Effective Amendment No. 3 to the Registration Statement, filed concurrently herewith.

1.	To better facilitate the Staff’s selective review of the Registration Statement, in accordance with Rule 472 of the Securities Act of 1933, as amended (the “Securities Act”), please provide a marked of each future amendment to the Registration Statement.

The Company acknowledges the Staff’s comment and undertakes to provide on a supplemental basis a marked copy to the Staff of each future amendment to the Registration Statement, other than those which become effective upon filing with the Commission.

Vincent J. DiStefano, Esq.

July 19, 2013

2.	Please disclose that the securities in which the Company invests will generally be considered below investment grade, which are also known as junk securities, and that most of the Company’s debt investments will not fully amortize during their lifetime, which could result in a loss or a substantial amount of unpaid principal and interest due upon maturity. Also, please disclose the risks of investing in junk securities.

The Company has revised the disclosure set forth in the “Summary,” “Risk Factors” and “Business” sections of the Prospectus in response to the Staff’s comment.

3.	The “Summary — Competitive Advantages and Strategy” section appears to be too long for a prospectus summary. Please shorten and summarize the disclosure in this section.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

4.	Please add disclosure regarding the risk of investing in junk securities to the “Summary Risk Factors” section.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

5.	Please delete the reference to “gain” in the risk factor regarding leverage in the “Summary Risk Factors” section.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

6.	We note that the wide array of securities the Company may issue makes the Company’s risk disclosure more complicated and assumptions about the securities to be issued much more important. For example, given the securities’ potential leverage and potentially dilutive effect, highlight in your response letter how the Company will convey a fair and accurate representation of these risks in the Prospectus and any supplements thereto. Also, the risk profile and expense ratio attributable to common shares can change materially as different securities are issued. In your response letter, highlight how the Company will convey the anticipated material changes in the applicable prospectus supplement.

The Company advises the Staff on a supplemental basis that the “Risk Factors” section of the Prospectus is intended to convey the material risks associated with an investment in the Company’s common stock, including the risks that could be posed in the event the Company were to issue either preferred stock or debt securities pursuant to

Vincent J. DiStefano, Esq.

July 19, 2013

the Registration Statement, as well as the material risks associated with investing in the Company’s securities generally. In the event the Company issues either preferred stock or debt securities pursuant to the Registration Statement, the Company would include more detailed risk factors specific to the terms and conditions of the preferred stock or debt securities, as applicable, then being offered.

7.	In the “Fees and Expenses” table, please delete the reference to “borne by us” in the sales load and offering expenses line items.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

8.	Please update the information about the Company’s leverage in footnote six to the “Fees and Expenses” table as of a more recent date.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

9.	Please add additional disclosure to the “Risk Factors” section regarding the potential negative impact, including the dilutive effects and market overhang on the Company’s common stock, of conducting multiple rights offerings and of conducting rights offerings at a price below net asset value per share of the Company’s common stock. In addition, please disclose, if true, that the shareholders of the Company’s common stock will bear the costs of any rights offering, even if they do not participate in such offering.

The Company acknowledges the Staff’s comment and advises the Staff on a supplemental basis that the “Risk Factors” section of the Prospectus is intended to convey the material risks associated with an investment in the Company’s common stock, including the risks that could be posed in the event the Company were to issue either preferred stock or debt securities pursuant to the Registration Statement, as well as the material risks associated with investing in the Company’s securities generally. The Company has no present intent to conduct a rights offering. However, in the event the Company conducts a rights offering in the future pursuant to the Registration Statement, the Company will include in a related prospectus supplement more detailed risk factor disclosure specific to that rights offering and its potential impact on stockholders generally, based on the specific terms and conditions thereof.

10.	Please expand the disclosure to indicate the extent to which the Company’s common shareholders will indirectly bear all of the various expenses incurred in connection with all of the distribution activities described in the “Plan of Distribution” section.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Vincent J. DiStefano, Esq.

July 19, 2013

11.	Please confirm to the Staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

The Company confirms to the Staff on a supplemental basis that the Company will ensure that, in connection with any underwritten offering pursuant to the Registration Statement, each underwriter complies with the applicable rules and regulations of FINRA with respect to the submission of underwriting terms for approval by FINRA.

12.	Clarify that any offering of securities by the Company that requires shareholder approval must occur, if at all, within one year after receiving such shareholder approval.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

13.	In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Company will have entered into with the underwriters, and specify the nature of the services that the underwriter has provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

The Company confirms to the Staff on a supplemental basis that in connection with each underwritten offering pursuant to the Registration Statement, the Company will disclose, in accordance with the disclosure requirements of Form N-2 and the applicable rules and regulations of FINRA, the material terms of any agreements to which the Company and any underwriter for such offering are parties at the time of such offering, including the nature of services provided or to be provided thereunder, and will file as exhibits via a post-effective amendment to the Registration Statement any such agreements to the extent required by Form N-2.

14.	Please add additional risk factor disclosure on the Company’s use of derivatives, including the specific risks of each type of derivative, the effect of any asset segregation or coverage requirements relating to derivatives, and the risks of investing in over-the-counter derivative instruments.

The Company acknowledges the Staff’s comment and advises the Staff on a supplemental basis that the Company has not historically and does not currently expect to use derivatives other than for hedging purposes. In addition, the Company respectfully refers the Staff to the risk factor contained in the Prospectus entitled “We may expose ourselves to risks if we engage in hedging transactions.” However, in the event that the Company initiates the use of derivatives for investment purposes in the future, the Company will include more detailed risk factor disclosure relating to derivatives.

Vincent J. DiStefano, Esq.

July 19, 2013

15.	Please add additional risk factor disclosure to clarify that if the Company sells preferred stock, then the holders of the Company’s common stock may pay higher fees and have less voting power.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

16.	In the table in the “Price Range of Common Stock and Distributions” section, please change the fourth and fifth column headings in the table to “Premium or Discount of High Closing Price to NAV” and “Premium or Discount of Low Closing Price to NAV,” respectively.

The Company has revised the above-referenced headings in response to the Staff’s comment.

*            *             *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Richard Peteka / Solar Senior Capital Ltd.
John Mahon / Sutherland Asbill & Brennan LLP